UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

WATCHGUARD TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	91-1712427
(State of incorporation or organization)	(I.R.S. employer identification no.)

505 Fifth Avenue South, Suite 500 Seattle, Washington	98104
(Address of principal executive offices)	(zip code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐

If this form relates to the registration of a class

of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☒

Securities Act registration statement file number to which form relates:

(If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Not applicable	Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Rights to Purchase Series A Participating Cumulative Preferred Stock, $.001 par value per share

(Title of class)

Item 1.	Description of Registrant’s Securities to Be Registered

On May 5, 2005, the board of directors of WatchGuard Technologies, Inc. adopted a stockholder rights plan and declared a dividend of one preferred share purchase right, or a Right, for each outstanding share of WatchGuard common stock. The dividend is payable on May 19, 2005 to our stockholders of record on that date. In addition, the board of directors authorized the issuance of one Right for each additional share of common stock that becomes outstanding between May 19, 2005 and the earliest of:

•	the distribution date, which is the earlier of (i) the close of business on the tenth day (or a later date, as determined by the board of directors) after a person or group has acquired beneficial ownership of 15% or more of our outstanding common stock and (ii) the close of business on the tenth day (or a later date, as determined by the board of directors) following the commencement of, or first public disclosure of an intent to commence, a tender or exchange offer for outstanding shares of our common stock that could result in the offeror becoming the beneficial owner of 15% or more of our outstanding common stock;

•	the date on which the Rights expire, May 5, 2015; and

•	the date, if any, on which we redeem the Rights.

Each Right entitles its registered holder to purchase from us one one-thousandth of a share of our Series A Participating Cumulative Preferred Stock, or preferred shares, at an exercise price of $19.00 per one one-thousandth of a preferred share, subject to adjustment as described below. The description and terms of the Rights are set forth in a Rights Agreement dated May 5, 2005, between WatchGuard and Mellon Investor Services LLC, as Rights Agent. A copy of the Rights Agreement is attached as Exhibit 4.1 to this registration statement and is incorporated herein by reference.

Until the distribution date, the Rights will be evidenced by the certificates for the shares of our common stock registered in the names of the holders, rather than by separate certificates. Therefore, until the distribution date, or earlier redemption or expiration of the Rights, the Rights will be transferred with and only with the shares of our common stock.

As soon as possible after the distribution date, if any, separate certificates evidencing the Rights will be mailed to holders of record of our common stock as of the close of business on the distribution date and to initial record holders of common stock originally issued after the distribution date. These separate certificates alone will evidence the Rights from that time forward.

The Rights are not exercisable until the distribution date and will expire on May 5, 2015, unless we redeem or exchange them before their expiration, as described below.

To preserve the economic value of the Rights, the number of preferred shares or other securities issuable upon exercise of a Right, the exercise price, the redemption price and the number of Rights associated with each outstanding share of common stock are all subject to adjustment by our board of directors. Our board of directors may make adjustments in the event of any change in the common or preferred shares, such as changes associated with stock dividends or stock splits, recapitalizations, mergers or consolidations, split-ups, split-offs or spin-offs, or distributions of cash, assets, options, warrants, indebtedness or subscription rights to holders of common or preferred shares.

If a person or group acquires beneficial ownership of 15% or more of our outstanding shares of common stock, then each Right will entitle the holder of such Right, other than the acquiror or any affiliate or associate of the acquiror, to purchase, for the exercise price, that number of shares of our common stock having a then-current market value of two times the exercise price. Rights that are or have been beneficially owned by the acquiror (or any affiliate or associate of the acquiror) will become void and nontransferable once that person acquires 15% or more of our common stock or upon the occurrence of a Section 13 Event (as described below). The acquiror (and any affiliate or associate of the acquiror) or any purported transferee or subsequent holder of the rights beneficially owned by the acquiror will be unable to exercise or transfer their Rights.

At any time after a person becomes the beneficial owner of 15% or more of our outstanding common stock but before such person or group acquires us or 50% or more of our assets or earning power, our board of directors may elect to exchange each Right (other than those Rights that have become void and nontransferable as described above) for shares of our common stock, without payment of the exercise price. The consideration in this situation would be one share of common stock per Right.

In addition, after a person becomes the beneficial owner of 15% or more of our outstanding common stock and upon the occurrence of any of the following events, each such event being a Section 13 Event:

•	the acquisition of WatchGuard in a merger by another entity;

•	a business combination between us and another entity; or

•	the sale or other transfer of 50% or more of our assets or earning power, in one or more transactions, to another entity,

each holder of a Right would be entitled to purchase, for the exercise price, that number of shares of common stock of such entity having a then-current market value of two times the exercise price.

If for any reason the Rights cannot be exercised for shares of the other entity involved in one of the transactions described above, the holder of a Right would be entitled to exchange its Right for an equivalent amount of cash from the other entity. For so long as the Rights Agreement is in place, and the Rights have not expired or been redeemed or exchanged by the board of directors, we are prohibited from entering into any of the transactions described above with any entity unless the entity agrees in writing to assume our obligations under the Rights Agreement.

At any time before any person or group acquires beneficial ownership of 15% or more of our outstanding common stock, the board of directors may redeem the Rights in whole, but not in part. The redemption price of $0.001 per Right, subject to adjustment as provided in the Rights Agreement, may be paid in cash or shares of our common stock.

At any time before the distribution date, we may, without the approval of any holder of the Rights, supplement or amend any provision of the Rights Agreement, including the date on which the distribution date or expiration date would occur, the time during which the Rights may be redeemed and the terms of the preferred shares issuable upon exercise of the Rights.

The preferred shares issuable upon exercise of the Rights have the following characteristics:

•	the preferred shares are not redeemable;

•	the holders of the preferred shares will be entitled to a preferential quarterly dividend payment equal to 1,000 times the aggregate per share amount of all cash dividends, and 1,000 times the aggregate per share amount (payable in kind) of all noncash dividends on the common stock; whenever quarterly dividends or other dividends or distributions payable on the preferred shares are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on outstanding preferred shares shall have been paid in full, we will not: (a) redeem or purchase or otherwise acquire for consideration shares of any stock ranking junior to the preferred shares (provided, however, that we may at any time redeem, purchase, or otherwise acquire shares of any junior stock in exchange for shares of any capital stock ranking junior to the preferred shares); or (b) redeem or purchase or otherwise acquire for consideration any preferred shares, or any shares ranking on a parity with the preferred shares, except in accordance with a purchase offer made in writing or by publication to all holders of such preferred shares upon such terms as the board of directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes; or (c) declare or pay dividends on shares of stock ranking junior or on a parity with the preferred shares, except to pay dividends ratably on the preferred shares and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

•	the holders of preferred shares will be entitled to 1,000 votes per share, voting together with the shares of common stock;

•	in the event of our voluntary or involuntary dissolution, liquidation or winding up, the holders of preferred shares will be entitled to a preferential payment per share of all accrued and unpaid dividends and distributions per share, plus an amount equal to the greater of $1,000 and 1,000 times the distribution to be made per common share; and

•	in the event of any merger, business combination, consolidation or other transaction in which our common stock is exchanged for or changed into other stock or securities, cash or other property, the holders of preferred shares will be entitled to receive, per share, 1,000 times the amount received per common share.

Because of the nature of the preferred shares’ dividend, liquidation and voting rights, the value of the one one-thousandth interest in a preferred share issuable upon exercise of each Right should approximate the value of one share of our common stock. Customary antidilution provisions in the Rights Agreement are designed to protect that relationship in the event of specified changes in the common and preferred shares.

We may, but are not required to, issue fractional shares that are an integral multiple of one one-thousandth (1/1000th) of a preferred share upon the exercise of Rights. In lieu of fractional shares, we may utilize a depository arrangement as provided by the terms of the preferred shares. In the case of fractions other than one one-thousandth (1/1000th) of a preferred share or integral multiples thereof, we may make a cash payment based on the market price of such shares.

Until a Right is exercised, the holder of a Right will have no rights as a WatchGuard stockholder, including, without limitation, the right to vote or receive dividends.

As of May 4, 2005, there were 33,788,608 shares of our common stock outstanding. Each share of common stock outstanding at the close of business on May 19, 2005, the record date, will receive a dividend of one Right. The board of directors has reserved sufficient preferred shares for issuance upon exercise of the Rights.

The Rights are intended to protect our stockholders in the event of an unfair or coercive offer to acquire WatchGuard and to provide the board of directors with adequate time to evaluate unsolicited offers. The Rights have certain antitakeover effects and will cause substantial dilution to a person or group that attempts to acquire WatchGuard on terms not approved by the board of directors. The Rights should not affect any prospective offeror that is willing to negotiate with our board of directors or to make an all-cash offer at a full and fair price. Similarly, the Rights will not interfere with any merger or other business combination approved by our board of directors, because the board of directors may, at its option, redeem all, but not less than all, of the then-outstanding Rights at the redemption price.

The Rights will be submitted to stockholder review pursuant to the terms of the Rights Agreement. At or prior to the annual meeting of WatchGuard stockholders in 2006 (and in no event later than May 5, 2006), the board of directors shall submit a resolution ratifying the continued existence of the Rights Agreement to stockholders who are not affiliated with management or any member of the board (the “Independent Stockholders”) for their consideration and approval. Unless the majority of the votes cast by the Independent Stockholders are voted in favor of the continued existence of the Rights Agreement, the Rights Agreement and the Rights shall be terminated immediately after such meeting.

This summary of the Rights is not complete and is qualified in its entirety by reference to the Rights Agreement (including the exhibits thereto) and the Form of Rights Certificate, which are incorporated into this registration statement by reference. A copy of the Rights Agreement is also available free of charge from WatchGuard upon request.

Item 2.	Exhibits

3.1	Certificate of Designations of Series A Participating Cumulative Preferred Stock of WatchGuard Technologies, Inc.

4.1	Rights Agreement dated as of May 5, 2005, between WatchGuard Technologies, Inc. and Mellon Investor Services LLC, as Rights Agent, which includes as Exhibit A the Form of Certificate of Designation of Series A Participating Cumulative Preferred Stock, as Exhibit B the Form of Rights Certificate and as Exhibit C the Summary of Rights

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended the registrant duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

WATCHGUARD TECHNOLOGIES, INC.

Dated: May 6, 2005	By:	/S/ EDWARD J. BOREY
Edward J. Borey President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

3.1	Certificate of Designations of Series A Participating Cumulative Preferred Stock of WatchGuard Technologies, Inc.

4.1	Rights Agreement dated as of May 5, 2005 between WatchGuard Technologies, Inc. and Mellon Investor Services LLC, as Rights Agent, which includes as Exhibit A the Form of Certificate of Designation of Series A Participating Cumulative Preferred Stock, as Exhibit B the Form of Rights Certificate and as Exhibit C the Summary of Rights